POMM INC.

985 Citadel Drive Northeast, Suite A

Atlanta, GA 30324

May 19, 2016

Via E-mail

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery.

Caleb French

Department of Corporate Finance

Re:	POMM Inc.

Offering Statement on Form 1-A

Initially Filed January 27, 2016

File No. 024-10520

Dear Ms. Ravitz and Mr. French:

We are submitting this letter on behalf of POMM Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 27, 2016, relating to the Company`s Form 1-A initially filed with the Commission on January 27, 2016, and amended on March 15, 2016 and April 15, 2016 (as amended, the “Form 1-A”), relating to the Company’s offering (the “Offering”) under Regulation A of the Securities Act of 1933, as amended (“Reg. A+). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Comment 1: Part I, Item 2. Issuer Eligibility:

We note your response to prior comment 1 and your related revised disclosure. Please revise your offering statement to disclose, if true, that you intend to use the proceeds of this offering to conduct research and development activities in the U.S. If you intend to use the proceeds of this offering to fund the operations of an affiliate that is not eligible to raise capital pursuant to Regulation A, please tell us why this offering should be permitted under Regulation A.

Response 1:

Company’s Principal Place of Business: The Company believes it is very clear that its principal place of business is in the United States and, therefore, the Company is an eligible issuer under Reg. A+. First, Rule 251 of Reg. A+ states that, to be eligible to issue securities under the Reg. A+ exemption, an entity must be “organized under the laws of the United States . . . with its principal place of business in the United States.” The Company is a Nevada corporation, with its principal place of business in Atlanta, Georgia. Second, Securities Act Rules Compliance and Disclosure Interpretation 182.03, which the Staff referenced and directed the Company to use as guidance in its comment letter to the Company dated March 14, 2016, states that “an issuer will be considered to have its ‘principal place of business’ in the United States . . . for purposes of determining issuer eligibility . . . if its officers, partners, or managers primarily direct, control and coordinate the issuer’s activities from the United States . . .” (Emphasis added). As stated throughout the offering statement, the Company’s business activities are directed and supervised from its Atlanta, Georgia office. For example, please refer to page 34 of the offering statement, under the heading “Properties,” which states that “all of [the Company’s] executive, sales, financial, accounting and marketing activities are primarily directed, controlled and coordinated from [its Georgia office].”

The Commission’s Proposed and Adopted Rules. The Commission’s proposed rules release, “Proposed Rule Amendments for Small and Additional Issues Exemptions Under Section 3(b) of the Securities Act” (Document Number: "Release Nos. 33-9497; 34-71120; 39-2493; File No. S7-11-13), under paragraph II.B.1.a. entitled “U.S. Nexus Other than Organization and Domicile,” states that the Commission considered subjecting “issuers to conditions intended to ensure that the capital raised in the offering is put to work in the United States” by, for example, adding “a requirement that a minimum percentage of the offering proceeds be used in the United States, in connection with the issuer’s domestic operations.” The Commission noted, however, that such a requirement could “be difficult to administer because of challenges in delineating domestic versus foreign operations and in tracing use of proceeds.”

Additionally, the Commission’s adopting release, “Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A) (Release Nos. 33-9741; 34-74578; 39-2501; File No. S7-11-13) (“Adopting Release”), states, in paragraph II.B.1.a., entitled “Proposed Rules,” that the Commission “requested comment on other potential changes to the existing issuer eligibility requirements, including whether the exemption should be limited to . . . issuers that use a certain amount of the proceeds raised in a Regulation A offering in the United States.” Further, the Adopting Release clearly states in paragraph II.B.1.c “Final Rules,” that the issuer eligibility criteria is adopted as proposed, namely, without the inclusion of a limitation on proceeds used outside the United States.

Company’s Wholly-Owned Subsidiary: The Company’s wholly owned subsidiary, OS – New Horizon, located in Israel (the “Subsidiary”), conducts the engineering design and development (“R&D”) for the Company’s products that will be marketed and sold in the United States, under the supervision and direction of the Company’s executives in its Atlanta office. We understand and appreciate the Staff’s concern to ensure that an otherwise non-eligible issuer is not raising capital through an eligible affiliate. However we respectfully submit that is not the case here. The Subsidiary does not operate for profit and exists and operates solely for the purposes of furthering the Company’s business, and remains under the direction and control of the Company’s executives in its Atlanta office. The Subsidiary is merely the R & D division of the Company. It does not operate as an independent entity. As 100% parent-owner of the Subsidiary, the Company owns all of the assets of the Subsidiary, which consists only of the intellectual property developed at the Subsidiary level for the Company’s business. Any proceeds from the Offering will be used only for the Company, including the cost to operate the Company’s R & D Subsidiary.

The Subsidiary has been operating at a loss, including a loss of approximately $2 million for the year ended December 31, 2015, which provides the Company with the opportunity to carry-forward such losses at the Subsidiary level for tax purposes. However, in order to address the Staff’s concerns, and notwithstanding the clear language in the Adopting Release that use of proceeds are not limited, in any amount, to the United States, the Company is willing to forego the opportunity to carry-forward the Subsidiary’s losses for tax purposes and will do the following prior to the next filing of the Form 1-A:

●	Since the Company’s product is now ready for sale in the United States, and its R&D activities are now focused on add-on technology (rather than primary technology), the Company’s use of proceeds will shift to allocating less proceeds to R&D and more proceeds to sales and marketing;

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●	All marketing and sales activity will be done under the direction and supervision of the Company’s executives in Atlanta, Ga.; and

●	The Company will begin to directly pay costs and expenses of the Subsidiary relating to its vendor subcontracts and rent.

We note the following additional facts for the Staff’s consideration:

●	The Company from its Atlanta, Ga., office, negotiates, and will continue to negotiate, directly with the Subsidiary’s subcontractors;

●	The Subsidiary’s patents are all owned by the Company;

●	All hiring and firing decisions for the Company and the Subsidiary are made, and will continue to be made, by the Company’s executives in Atlanta, Ga.;

●	All activities at the Subsidiary are, and will continue to be, supervised, directed and controlled from the Company’s principal place of business in Atlanta, Ga.; and

●	All material decisions for the Company and the Subsidiary are, and will continue to be, made only by the Company’s executives in Atlanta, Ga.

Revisions to Form 1-A: The Form 1-A has been revised in accordance with the discussion above, as well as to update other disclosure. Please see the cover page and pages 1, 10, 18, 20, 21, 22, 23, 24, 33, 34, 36, 37, 39, 42, 47, 48, 50, and 51 and the signature page.

Comment 2: Part III – Exhibit 14.1:

Please request that your auditors correct the reference to the dates of their audit reports. That is, we note two reports dated April 14, 2016 and two dated January 25, 2016, however, your consents refer to date of April 14, 2016. Please revise to properly identify the audit reports in the consents.

Response 2:

We have including the Company’s audited financial statements for the year ended December 31, 2015, and have included the Subsidiary’s audited financial statements for the past three years. The auditors’ consents have been revised to properly identify the audit reports in the consents.

You may contact David Freidenberg at: (917) 300-0651 or Sunny Barkats, of JSBarkats PLLC at (646) 502-7001, if you have any questions regarding the responses contained herein.

Sincerely,

/s/ David Freidenberg
David Freidenberg
Chief Executive Officer
985 Citadel Drive Northeast, Suite A
Atlanta, GA 30324

cc:	Sunny J. Barkats

Gila Fish

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